UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 2 )*

                AMERICAN INDUSTRIAL PROPERTIES REIT INC.
         ---------------------------------------------------------
                            (Name of Issuer)

             Shares of Beneficial Interest, $0.10 par value
           --------------------------------------------------
                      (Title of Class of Securities)

                                02679110
                   ------------------------------------
                             (CUSIP Number)

   David Goldberg, 600 No. Brand Blvd., Ste. 300, Glendale, California
                  91203-1241, 818/244-8080, ext. 529
      ---------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          January 17, 1996
       (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     CUSIP NO. 02679110           SCHEDULE 13D
     -----------------------

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         NAME OF REPORTING PERSON
    1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         PUBLIC STORAGE, INC.
         [95-3551121]
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         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                              (a) [_]
                                                                   (b) [_]
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         SEC USE ONLY
    3

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         SOURCE OF FUNDS*
    4
         WC

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         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         [_]
    5

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         CITIZENSHIP OR PLACE OF ORGANIZATION
    6
         CALIFORNIA

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                             SOLE VOTING POWER
                        7
        NUMBER OF            649,800

         SHARES       ----------------------------------------------------
                             SHARED VOTING POWER
      BENEFICIALLY      8
                             N/A
        OWNED BY
                      ----------------------------------------------------
          EACH               SOLE DISPOSITIVE POWER
                        9
       REPORTING             649,800

         PERSON       ----------------------------------------------------
                             SHARED DISPOSITIVE POWER
          WITH         10
                             N/A

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         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
         649,800

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         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                       [_]
   12

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         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
         7.2%

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         TYPE OF REPORTING PERSON*
   14
         CO

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         The Statement on Schedule 13D dated November 14, 1995, as amended by Amendment No. 1 dated November 24, 1995 (the "Schedule 13D") filed by Public Storage, Inc. ("PSI"), relating to the Shares of Beneficial Interest, $0.10 par value (the "Shares") of American Industrial Properties REIT Inc., a Texas real estate investment trust (the "Issuer"), is amended by this Amendment No. 2 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

   Item 3.   Source and Amount of Funds or Other Consideration

         As of January 17, 1996, PSI owned a total of 649,800 Shares for which it paid an aggregate purchase price (including commissions) of approximately $1,154,000. All funds used to purchase such Shares were obtained from PSI's working capital.

   Item 4.   Purpose of Transaction

         Representatives of PSI have had discussions with an owner of the Company's notes (the "Lender") concerning a possible purchase by PSI of the Company's notes. As of the date hereof, the Lender has not indicated a willingness to sell the notes on terms acceptable to PSI and accordingly, PSI is giving serious consideration to disposing of all or a portion of its Shares.

   Item 5.   Interest in Securities of the Issuer

         As of January 17, 1996, PSI owned 649,800 Shares, which constitute approximately 7.2% of the total number of Shares outstanding on January 17, 1996 of 9,075,000.

         PSI has the sole power to vote and the sole power to dispose of the 649,800 Shares owned by it.

         During the period commencing November 25, 1995 (i.e., after the date of Amendment No. 1 to the Schedule 13D) and ending January 17, 1996, PSI purchased the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below opposite its name.

                                           No. of        Type          Price
                          Transaction      Shares         of            per
   Reporting Person          Date          Bought      Transaction     Share
   ----------------       -----------      ------      -----------     -----

   PSI                    11/27/95         20,000      open market     $2.00
                          11/28/95         14,700      open market     $2.00
                          11/29/95         16,900      open market     $2.00
                          11/30/95         17,000      open market     $2.125
                          11/30/95          3,100      open market     $2.00
                          12/14/95            400      open market     $1.875
                          12/26/95          1,700      open market     $1.75


         To the best of PSI's knowledge, except as disclosed herein, PSI does not have any beneficial ownership of any Shares as of January 17, 1996 and has not engaged in any transaction in any Shares during the period from November 25, 1995 through January 17, 1996.

         Except as disclosed herein, no other person is known to PSI to have the right to receive or the power to direct receipt of distributions from, or the proceeds from the sale of, the Units beneficially owned by PSI.


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:  January 17, 1996              PUBLIC STORAGE, INC.


                                         By: /S/ RONALD L. HAVNER, JR.
                                             ------------------------
                                             Ronald L. Havner, Jr.
                                             Senior Vice President